Xcel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018

July 29, 2015

[Via EDGAR]

Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Xcel Brands, Inc.

Registration Statement on Form S-1

File No. 333-202028

Ladies and Gentlemen:

Xcel Brands, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on July 30, 2015, at 5:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Xcel Brands, Inc.

/s/ James Haran

James Haran

Chief Financial Officer